UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Natuzzi S P A

(Name of Issuer)

Ordinary Shares, par value €1.00 per share

(Title of Class of Securities)

63905A101

(CUSIP Number)

Calendar year 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

1.	Names of Reporting Person:

Quaeroq NV

IRS Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Belgium

	5.	Sole Voting Power

Number of		2,247,180
Shares	6.	Shared Voting Power
Beneficially
Owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		2,247,180
With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,247,180
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

4.10% (1)
12.	Type of Reporting Person

IV

(1)       The percent ownership is calculated based upon an aggregate of 54,853,045 Ordinary Shares outstanding at the close of business on December 31, 2019, as reported by Natuzzi SPA on Form 20-F filed with the SEC on June 15, 2020.

ITEM 1.

(a)	Name of Issuer:

Natuzzi SPA

(b)	Address of Issuer’s Principal Executive Offices:

Via Iazzitiello 47, Santeramo, 70029 Italy

ITEM 2.

(a)	Name of Person Filing:

This Schedule 13G is filed on behalf of Quaeroq NV with respect to shares in Natuzzi SPA.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of Quaeroq NV is:

Franklin Rooseveltlaan 180

8790 Waregem

Belgium

(c)	Citizenship:

See the response to Item 4 on the attached cover page.

(d)	Title of Class of Securities:

Ordinary Shares with par value of €1.00 per share.

(e)	CUSIP Number:

63905A101

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percent of class:

See the response to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2021

QUAEROQ NV

By:	/s/ Ivan Van de Maele
	Name:	Ivan Van de Maele
	Title:	Permanent Representative of De Blauwhoeve BVBA, Director